China Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2014

1Q14 Added 15,260 New Subscribers

1Q14 Revenue Up 11.6% YOY to RMB128.7 Million

1Q14 Operating Income Up 3.3% YOY to RMB45.9 Million

Conference Call to be Held August 27, 2013 at 8:00 a.m. ET

HONG KONG, China, August 26, 2013 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the first quarter of fiscal year 2014 ended June 30, 2013.

First Quarter of Fiscal 2014 Highlights

•	Revenues for the first quarter of fiscal 2014 increased by 11.6% to RMB128.7 million ($21.0 million) from RMB115.3 million in the prior year period.
•	First quarter of fiscal 2014 added 15,260 new subscribers.
•	Accumulated subscriber base amounted to 327,242, up 27.7% year-over-year.
•	Gross profit increased by 14.6% to RMB104.2 million ($17.0 million) from RMB90.9 million in the prior year period.
•	Gross margin was 81.0%, an increase from 78.9% in the prior year period.
•	With higher sales and marketing spending, operating income increased by 3.3% to RMB45.9 million ($7.5 million) from RMB44.4 million in the prior year period.
•	Interest expense amounted to RMB14.8 million ($2.4 million), compared to RMB10.2 million in the prior year period.
•	The Company recorded dividend income of RMB8.7 million ($1.4 million).
•	Net income attributable to the Company’s shareholders was RMB32.9 million ($5.4 million), increasing 5.8% compared to RMB31.1 million in the prior year period.
•	Operating cash inflow for the quarter amounted to RMB108.7 million ($17.7 million).

“We kicked off fiscal 2014 with an encouraging quarter as we managed to successfully add another 15,260 new subscribers to our subscriber base despite the seasonality effect and our upward pricing adjustments implemented during the quarter,” stated Ms. Ting Zheng, Chief Executive Officer of CCBC. “A comprehensive network in Beijing, growing penetration in Guangdong, together with the hard work of our sales and marketing team were the primary factors behind our solid performance in the first quarter. At the same time, we have continued to implement and develop new strategies to strengthen our market presence and brand image.”

Summary – The First Quarter Ended June 30, 2012 and 2013

	Three Months Ended
	June 30,
	2012	2013
(in thousands)	RMB	RMB	US$
Revenues	115,330	128,721	20,974
Gross Profit	90,941	104,229	16,983
Operating Income	44,398	45,880	7,476
Net Income Attributable to the Company’s Shareholders	31,093	32,906	5,361
Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/US$)	0.41	0.40	0.07

Revenue Breakdown (%)
Processing Fees	75.4%	69.5%
Storage Fees	24.6%	30.5%

New Subscribers (persons)	16,460	15,260
Total Accumulated Subscribers (persons)	256,214	327,242

1 The terms of the convertible notes issued to KKR and Golden Meditech provide KKR and Golden Meditech with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights equal to RMB0.05 ($0.01) for the three months ended June 30, 2013.

Summary – Selected Cash Flow Statement Items

	Three Months Ended June 30, 2013
(in thousands)	RMB	US$
Net cash provided by operating activities	108,654	17,704
Net cash used in investing activities	(39,360)	(6,413)
Net cash used in financing activities	(3,242)	(528)

First Quarter of Fiscal 2014 Financial Results

REVENUES. Revenues increased by 11.6% to RMB128.7 million ($21.0 million) in the first quarter of fiscal 2014 from RMB115.3 million in the prior year period. The increase in the revenue derived from storage fees was the highlight of the quarter, and for the first time, revenue from storage fees accounted for more than 30% of the Company’s total revenue mix.

Revenues generated from storage fees increased 38.4% to RMB39.3 million ($6.4 million), from RMB28.4 million in the prior year period. Despite the fluctuation in new subscriber numbers, the Company continued to record solid and steady increases in accumulated subscriber numbers, which translate into an increasingly meaningful revenue stream derived from storage fees. With an accumulated subscriber base of 327,242, revenue generated from storage fees as a percentage of total revenues increased to approximately 30.5%, from 24.6% in the prior year period.

As the markets trended back to a more normalized birth level after the “Year of the Dragon”, the increased pricing, which was introduced during the quarter, helped to offset the impact of the reduction in new subscriber numbers; as such, revenues generated from processing fees increased RMB2.5 million ($0.4 million) from RMB86.9 million in the prior year period to RMB89.4 million ($14.6 million) in the first quarter of fiscal 2014.

GROSS PROFIT. Gross profit for the first quarter of fiscal 2014 increased by 14.6% to RMB104.2 million ($17.0 million) with gross margin expanding to 81.0% from 78.9% in the prior year period. The strength in gross profit and gross profit margin were driven by the rising contribution from storage fees and higher pricing, which offset a modest increase in labor cost.

OPERATING INCOME. The healthy increase in revenue and gross margin improvement helped to fuel the growth in operating income, and at the same time, to sustain the Company’s ongoing marketing and promotional expenses. Operating income for the first quarter of fiscal 2014 increased to RMB45.9 million ($7.5 million), representing a solid operating margin of 35.6%, in line with management expectations. Depreciation and amortization expenses for the first quarter were RMB8.6 million ($1.4 million), compared to RMB7.9 million in the prior year period.

Research and Development Expenses. Research and development expenses increased to RMB2.5 million ($0.4 million) from RMB2.3 million in the prior year period.

Sales and Marketing Expenses. During the quarter, the Company’s sales and marketing expenses increased to RMB28.4 million ($4.6 million), or 22.1% as a percentage of revenues, as the Company continued to increase its marketing efforts across regions to enhance its coverage and deepen penetration. Beijing and Guangdong sales and marketing teams expanded in order to better serve the underlying markets. To a lesser extent, sales and marketing staff related to the build-out of the Zhejiang operation also increased in preparation for the full scale commercialization in the next fiscal year. In addition, to actively promote the concept of umbilical cord blood banking, the Company also stepped up its marketing and promotion efforts which resulted in an increase in conferences, exhibitions, promotions, and events related expenses. The Company remains committed to investing in the future by continuously enhancing consumer awareness and deepening its market reach.

General and Administrative Expenses. General and administrative expenses remained stable and stood at RMB27.4 million ($4.5 million) compared to RMB25.1 million in the prior year period; also consistent with the third and fourth quarter of fiscal year 2013. As a percentage of revenue, general and administrative expenses remained at a level of 21.3% in the first quarter of fiscal 2014, compared to 21.7% in the prior year period.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense incurred for the three months ended June 30, 2013 amounted to RMB14.8 million ($2.4 million). This takes into account the capitalization of RMB8.5 million ($1.4 million) interest expense due to the construction of the Company’s new facilities in Zhejiang and Guangdong. For the first quarter of fiscal 2013, the Company recorded RMB10.2 million of interest expense, which was primarily related to the convertible note issued to KKR China Healthcare Investment Limited (“KKR”) on April 27, 2012.

Other. For the first quarter of fiscal 2014, the Company recorded dividend income of RMB8.7 million ($1.4 million), which derived from the Company’s equity investment in the Shandong Cord Blood Bank and the Company’s equity investment in Cordlife Group Limited (“Cordlife”). During the first quarter of fiscal 2013, the Company recorded dividend income of RMB2.4 million from Cordlife.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Profit before tax for the first quarter of fiscal 2014 increased by 10.5% to RMB44.4 million ($7.2 million) as a result of improved operating income along with the recorded dividend income, which partially offset the increase in interest expense. Net income attributable to the Company’s shareholders for the first quarter of fiscal 2014 increased by 5.8% to RMB32.9 million ($5.4 million), representing a net margin of 25.6%.

EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech Holdings Limited (“Golden Meditech”) provide each party with the ability to participate in any Excess Cash Dividend 2. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights equal to RMB0.05 ($0.01) for the first quarter of fiscal 2014. Basic and diluted earnings per ordinary share for the first quarter of fiscal 2014 were RMB0.40 ($0.07).

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

LIQUIDITY. As of June 30, 2013, the Company had cash and cash equivalents of RMB1,560.0 million ($254.2 million) compared to RMB1,494.1 million as of March 31, 2013. The Company had total debt of RMB800.1 million ($130.4 million) as of June 30, 2013. Operating cash inflow for the first quarter of fiscal 2014 amounted to RMB108.7 million ($17.7 million).

Ms. Zheng further commented, “As the market gradually normalizes in fiscal 2014, we see opportunities to build an even stronger presence and expand our market position. As the Guangdong storage facility expansion project approaches its completion, we expect our capacity constraint to be alleviated allowing this subsidiary to better capture the strong demand in the region. We will also continue to accelerate the construction of our new Zhejiang facility which we aim to complete in fiscal 2014. The new storage and processing capabilities in Zhejiang will enable us to aggressively deploy our marketing resources and actively tackle the high demand in this enormous but vastly untapped market, which has over half a million newborns per annum. As our various operating regions gradually resume normal conditions, we remain committed to and excited about the opportunities ahead.”

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, August 27, 2013 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers or +852-5808-3202 for Hong Kong callers, access code: 3152235.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date of this press release, and the Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending June 30, 2013 were made at the noon buying rate of RMB6.1374 to $1.00 on June 28, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.Zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and June 30, 2013

	March 31,	June 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,560,024	254,184
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; June 30, 2013: RMB14,592)	73,076	75,425	12,289
Inventories	10,265	10,770	1,755
Prepaid expenses and other receivables	11,602	12,317	2,006
Debt issuance costs	3,678	3,626	591
Deferred tax assets	5,454	5,609	914
Total current assets	1,598,174	1,667,771	271,739
Property, plant and equipment, net	468,272	503,775	82,083
Non-current prepayments	212,633	214,114	34,887
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; June 30, 2013: RMB36,497)	249,370	242,539	39,518
Inventories	39,730	41,159	6,706
Intangible assets, net	125,170	124,015	20,206
Available-for-sale equity securities	88,404	111,407	18,152
Other investment	189,129	189,129	30,816
Debt issuance costs	11,667	10,598	1,727
Deferred tax assets	3,727	1,772	289
Total assets	2,986,276	3,106,279	506,123

LIABILITIES
Current liabilities
Bank loan	50,000	50,000	8,147
Accounts payable	9,890	10,556	1,720
Accrued expenses and other payables	84,006	58,780	9,578
Deferred revenue	172,328	176,191	28,708
Amounts due to related parties	11,241	16,871	2,749
Income tax payable	4,983	1,975	322
Total current liabilities	332,448	314,373	51,224
Convertible notes	751,781	750,086	122,216
Non-current deferred revenue	530,258	591,918	96,444
Other non-current liabilities	107,158	120,318	19,604
Deferred tax liabilities	23,168	23,919	3,897
Total liabilities	1,744,813	1,800,614	293,385

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and June 30, 2013 - (continued)

	March 31,	June 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and June 30, 2013, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,058
Treasury stock, at cost (March 31, 2013 and June 30, 2013: 136,899 shares, respectively)	(2,815)	(2,815)	(459)
Accumulated other comprehensive income	18,256	49,399	8,049
Retained earnings	423,420	456,326	74,352
Total equity attributable to China Cord Blood Corporation	1,237,132	1,301,181	212,008
Non-controlling interests	4,331	4,484	730
Total equity	1,241,463	1,305,665	212,738
Total liabilities and equity	2,986,276	3,106,279	506,123

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2012 and 2013

	Three months ended June 30,
	2012	2013
	RMB	RMB	US$
	(in thousands except share data)

Revenues	115,330	128,721	20,974
Direct costs	(24,389)	(24,492)	(3,991)
Gross profit	90,941	104,229	16,983
Operating expenses
Research and development	(2,263)	(2,523)	(411)
Sales and marketing	(19,220)	(28,424)	(4,631)
General and administrative	(25,060)	(27,402)	(4,465)
Total operating expenses	(46,543)	(58,349)	(9,507)
Operating income	44,398	45,880	7,476
Other expense, net
Interest income	3,329	4,182	681
Interest expense	(10,176)	(14,758)	(2,405)
Exchange gain/(loss)	10	(124)	(20)
Dividend income	2,420	8,722	1,421
Others	236	530	86
Total other expense, net	(4,181)	(1,448)	(237)
Income before income tax	40,217	44,432	7,239
Income tax expense	(6,335)	(11,373)	(1,853)
Net income	33,882	33,059	5,386
Net income attributable to non-controlling interests	(2,789)	(153)	(25)
Net income attributable to China Cord Blood Corporation’s shareholders	31,093	32,906	5,361

Net income per share:
Attributable to ordinary shares
- Basic	0.41	0.40	0.07
- Diluted	0.41	0.40	0.07

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(1,417)	6,805	1,109
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(22,574)	24,338	3,966
Comprehensive income	9,891	64,202	10,461

Comprehensive income attributable to non-controlling interests	(2,787)	(153)	(25)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	7,104	64,049	10,436